Exhibit 99.3

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the first quarter ended
March 31, 2020

TFI International Inc.	CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(UNAUDITED)

(in thousands of Canadian dollars)		As at	As at
		March 31,	December 31,
	Note	2020	2019
Assets
Cash and cash equivalents		131,101	-
Trade and other receivables		615,951	587,370
Inventoried supplies		12,468	13,844
Current taxes recoverable		1,952	17,158
Prepaid expenses		36,994	36,077
Derivative financial instruments	20	-	39
Assets held for sale		445	4,625
Other assets	10	-	24,814
Current assets		798,911	683,927

Property and equipment	7	1,484,717	1,461,707
Right-of-use assets	8	428,238	434,017
Intangible assets	9	1,997,879	1,954,902
Other assets	10	12,847	11,241
Deferred tax assets		9,984	11,461
Non-current assets		3,933,665	3,873,328
Total assets		4,732,576	4,557,255

Liabilities
Bank indebtedness		-	3,801
Trade and other payables		467,027	443,468
Current taxes payable		-	6,050
Provisions	13	19,339	23,721
Other financial liabilities		488	2,654
Derivative financial instruments	20	3,444	843
Long-term debt	11	40,891	53,647
Lease liabilities	12	102,521	99,133
Current liabilities		633,710	633,317

Long-term debt	11	1,491,008	1,691,040
Lease liabilities	12	353,021	362,709
Employee benefits		18,504	18,585
Provisions	13	38,432	29,251
Other financial liabilities		5,774	3,649
Derivative financial instruments	20	3,307	888
Deferred tax liabilities		321,472	312,127
Non-current liabilities		2,231,518	2,418,249
Total liabilities		2,865,228	3,051,566

Equity
Share capital	14	956,082	680,233
Contributed surplus		23,017	21,063
Accumulated other comprehensive income		84,993	24,473
Retained earnings		803,256	779,920
Equity attributable to owners of the Company		1,867,348	1,505,689

Contingencies, letters of credit and other commitments	21
Subsequent events	22
Total liabilities and equity		4,732,576	4,557,255

The notes on pages 6 to 23 are an integral part of these condensed consolidated interim financial statements.

1

TFI International Inc.	CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(UNAUDITED)

(In thousands of Canadian dollars, except per share amounts)		Three months	Three months
		ended	ended
	Note	Mar. 31, 2020	Mar. 31, 2019*

Revenue		1,112,656	1,097,436
Fuel surcharge		127,826	133,381
Total revenue		1,240,482	1,230,817

Materials and services expenses	17	677,883	678,491
Personnel expenses		317,317	320,021
Other operating expenses		48,935	49,168
Depreciation of property and equipment	7	57,090	52,433
Depreciation of right-of-use assets	8	25,653	24,514
Amortization of intangible assets	9	15,559	15,789
Bargain purchase gain	5	(5,584)	-
Gain on sale of rolling stock and equipment		(3,368)	(4,412)
Gain on derecognition of right-of-use assets		(807)	(7)
Loss on sale of land and buildings		2	-
Gain on sale of assets held for sale		(10,659)	(10,097)
Total operating expenses		1,122,021	1,125,900

Operating income		118,461	104,917

Finance (income) costs
Finance income	18	(2,252)	(1,452)
Finance costs	18	21,454	20,578
Net finance costs		19,202	19,126

Income before income tax		99,259	85,791
Income tax expense	19	23,499	20,688

Net income for the period attributable to owners of the Company		75,760	65,103

Earnings per share attributable to owners of the Company
Basic earnings per share	15	0.89	0.76
Diluted earnings per share	15	0.88	0.74

(*) Recasted for changes in presentation (see note 18)

The notes on pages 6 to 23 are an integral part of these condensed consolidated interim financial statements.

2

TFI International Inc.	CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(UNAUDITED)

(In thousands of Canadian dollars)	Three months	Three months
	ended	ended
	Mar. 31, 2020	Mar. 31, 2019

Net income for the period attributable to owners of the Company	75,760	65,103

Other comprehensive income (loss)
Items that may be reclassified to income or loss in future periods:
Foreign currency translation differences	97,297	(25,911)
Net investment hedge, net of tax	(33,029)	6,435
Changes in fair value of cash flow hedge, net of tax	(3,748)	(3,410)
Items directly reclassified to retained earnings:
Unrealized gain on investment in equity securities measured at fair value through OCI, net of tax	-	871
Other comprehensive income (loss) for the period, net of tax	60,520	(22,015)

Total comprehensive income for the period attributable to owners of the Company	136,280	43,088

The notes on pages 6 to 23 are an integral part of these condensed consolidated interim financial statements.

3

TFI International Inc.	CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
PERIODS ENDED MARCH 31, 2020 AND 2019 - (UNAUDITED)

(In thousands of Canadian dollars)						Accumulated
				Accumulated		foreign	Accumulated
				unrealized		currency	unrealized		Total equity
				loss on	Accumulated	translation	loss on		attributable
				employee	cash flow	differences	investment in		to owners
		Share	Contributed	benefit	hedge	and net invest-	equity	Retained	of the
	Note	capital	surplus	plans	gain	ment hedge	securities	earnings	Company

Balance as at December 31, 2019		680,233	21,063	(486)	375	24,584	-	779,920	1,505,689

Net income for the period		-	-	-	-	-	-	75,760	75,760
Other comprehensive (loss) income for the period, net of tax		-	-	-	(3,748)	64,268	-	-	60,520
Total comprehensive (loss) income for the period		-	-	-	(3,748)	64,268	-	75,760	136,280

Share-based payment transactions	16	-	2,208	-	-	-	-	-	2,208
Stock options exercised	14, 16	1,363	(254)	-	-	-	-	-	1,109
Issuance of shares	14	288,475	-	-	-	-	-	-	288,475
Dividends to owners of the Company		-	-	-	-	-	-	(22,656)	(22,656)
Repurchase of own shares	14	(13,989)	-	-	-	-	-	(29,768)	(43,757)
Total transactions with owners, recorded directly in equity		275,849	1,954	-	-	-	-	(52,424)	225,379

Balance as at March 31, 2020		956,082	23,017	(486)	(3,373)	88,852	-	803,256	1,867,348

Balance as at December 31, 2018		704,510	20,448	(528)	10,210	60,971	(5,863)	787,106	1,576,854

Adjustment on initial application of IFRS 16		-	-	-	-	-	-	(25,678)	(25,678)

Net income for the period		-	-	-	-	-	-	65,103	65,103
Other comprehensive (loss) income for the period, net of tax		-	-	-	(3,410)	(19,476)	871	-	(22,015)
Total comprehensive (loss) income for the period		-	-	-	(3,410)	(19,476)	871	65,103	43,088

Share-based payment transactions	16	-	2,074	-	-	-	-	-	2,074
Stock options exercised	14, 16	5,710	(1,320)	-	-	-	-	-	4,390
Dividends to owners of the Company		-	-	-	-	-	-	(20,273)	(20,273)
Repurchase of own shares	14	(20,374)	-	-	-	-	-	(76,226)	(96,600)
Net settlement of restricted share units	14, 16	15	(15)	-	-	-	-	(44)	(44)
Total transactions with owners, recorded directly in equity		(14,649)	739	-	-	-	-	(96,543)	(110,453)

Balance as at March 31, 2019		689,861	21,187	(528)	6,800	41,495	(4,992)	729,988	1,483,811

The notes on pages 6 to 23 are an integral part of these condensed consolidated interim financial statements.

4

TFI International Inc.	CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

(In thousands of Canadian dollars)		Three months	Three months
		ended	ended
	Note	Mar. 31, 2020	Mar. 31, 2019*
Cash flows from operating activities
Net income for the period		75,760	65,103
Adjustments for
Depreciation of property and equipment	7	57,090	52,433
Depreciation of right-of-use assets	8	25,653	24,514
Amortization of intangible assets	9	15,559	15,789
Share-based payment transactions		2,208	2,074
Net finance costs		19,202	19,126
Income tax expense		23,499	20,688
Bargain purchase gain	5	(5,584)	-
Gain on sale of property and equipment		(3,366)	(4,412)
Gain on derecognition of right-of-use assets		(807)	(7)
Gain on sale of assets held for sale		(10,659)	(10,097)
Provisions and employee benefits		1,711	2,584
		200,266	187,795
Net change in non-cash operating working capital	6	22,184	25,626
Cash generated from operating activities		222,450	213,421
Interest paid		(19,632)	(21,937)
Income tax paid		(11,073)	(30,786)
Net cash from operating activities		191,745	160,698
Cash flows from investing activities
Purchases of property and equipment	7	(33,280)	(50,884)
Proceeds from sale of property and equipment		10,806	16,792
Proceeds from sale of assets held for sale		14,863	17,593
Purchases of intangible assets		(734)	(1,022)
Business combinations, net of cash acquired	5	(14,646)	(102,451)
Proceeds from sale of intangible assets		-	269
Others		25,167	246
Net cash from (used in) investing activities		2,176	(119,457)

Cash flows from financing activities
Decrease in bank indebtedness		(4,291)	(12,591)
Proceeds from long-term debt	11	8,377	207,963
Net repayment of long-term debt	11	(265,122)	(98,703)
Repayment of lease liabilities	12	(26,227)	(23,752)
Decrease in other financial liabilities		(207)	-
Dividends paid		(21,177)	(20,735)
Repurchase of own shares	14	(43,757)	(96,600)
Proceeds from the issuance of common shares, net of expenses	14	288,475	-
Proceeds from exercise of stock options	14	1,109	4,390
Repurchase of own shares for restricted share unit settlement	14	-	(44)
Net cash used in financing activities		(62,820)	(40,072)

Net change in cash and cash equivalents		131,101	1,169
Cash and cash equivalents, beginning of period		-	-
Cash and cash equivalents, end of period		131,101	1,169
(*) Recasted for changes in presentation (see note 18)

The notes on pages 6 to 23 are an integral part of these condensed consolidated interim financial statements.

5

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of Canadian dollars, unless otherwise noted.)	PERIODS ENDED MARCH 31, 2020 AND 2019 - (UNAUDITED)

1.	Reporting entity

TFI International Inc. (the “Company”) is incorporated under the Canada Business Corporations Act, and is a company domiciled in Canada. The address of the Company’s registered office is 8801 Trans-Canada Highway, Suite 500, Montreal, Quebec, H4S 1Z6.

The condensed consolidated interim financial statements of the Company as at and for the three months ended March 31, 2020 and 2019 comprise the Company and its subsidiaries (together referred to as the “Group” and individually as “Group entities”).

The Group is involved in the provision of transportation and logistics services across the United States, Canada and Mexico.

2.	Basis of preparation

a)	Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting of International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These condensed consolidated interim financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the most recent annual consolidated financial statements of the Group.

These condensed consolidated interim financial statements were authorized for issue by the Board of Directors on April 21, 2020.

b)	Basis of measurement

These condensed consolidated interim financial statements have been prepared on the historical cost basis except for the following material items in the statements of financial position:

  investment in equity securities, derivative financial instruments and contingent considerations are measured at fair value;

  liabilities for cash-settled share-based payment arrangements are measured at fair value in accordance with IFRS 2;

  the defined benefit pension plan liability is recognized as the net total of the present value of the defined benefit obligation less the fair value of the plan assets; and

  assets and liabilities acquired in business combinations are measured at fair value at acquisition date.

c)	Seasonality of interim operations

The activities conducted by the Group are subject to general demand for freight transportation. Historically, demand has been relatively stable with the first quarter being generally the weakest in terms of demand. Furthermore, during the harsh winter months, fuel consumption and maintenance costs tend to rise. Consequently, the results of operations for the interim period are not necessarily indicative of the results of operations for the full year.

d)	Functional and presentation currency

These condensed consolidated interim financial statements are presented in Canadian dollars (“CDN$”), which is the Company’s functional currency. All financial information presented in Canadian dollars has been rounded to the nearest thousand.

e)	Use of estimates and judgments

The preparation of the accompanying financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions about future events. These estimates and the underlying assumptions affect the reported amounts of assets and liabilities, the disclosures about contingent assets and liabilities, and the reported amounts of revenues and expenses. Such estimates include the valuation of goodwill and intangible assets, the measurement of identified assets and liabilities acquired in business combinations, income tax provisions, the self-insurance and other provisions and contingencies. These estimates and assumptions are based on management’s best estimates and judgments.

6

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of Canadian dollars, unless otherwise noted.)	PERIODS ENDED MARCH 31, 2020 AND 2019 - (UNAUDITED)

Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. Management adjusts such estimates and assumptions when facts and circumstances dictate. Actual results could differ from these estimates. Changes in those estimates and assumptions resulting from changes in the economic environment will be reflected in the financial statements of future periods.

In preparing these condensed consolidated interim financial statements, the significant judgments made by management applying the Group’s accounting policies and the key sources of estimation uncertainty are the same as those applied and described in the Group’s 2019 annual consolidated financial statements.

3.	Significant accounting policies

The accounting policies described in the Group’s 2019 annual consolidated financial statements have been applied consistently to all periods presented in these condensed consolidated interim financial statements, unless otherwise indicated in note 3. The accounting policies have been applied consistently by Group entities.

New standards and interpretations adopted during the period

The following new standards, and amendments to standards and interpretations, are effective for the first time for interim periods beginning on or after January 1, 2020 and have been applied in preparing these condensed consolidated interim financial statements:

Definition of a business (Amendments to IFRS 3): On October 22, 2018, the IASB issued amendments to IFRS 3 Business Combinations that seek to clarify whether a transaction results in an asset or a business acquisition. The amendments apply to businesses acquired in annual reporting periods beginning on or after January 1, 2020. The amendments include an election to use a concentration test. This is a simplified assessment that results in an asset acquisition if substantially all of the fair value of the gross assets is concentrated in a single identifiable asset or a group of similar identifiable assets. If a preparer chooses not to apply the concentration test, or the test fails, then the assessment focuses on the existence of a substantive process. The adoption of the amendments did not have a material impact on the Group’s condensed consolidated interim financial statements.

Amendments to Hedge Accounting Requirements - IBOR Reform and its Effects on Financial Reporting (Phase 1): On September 26, 2019, the IASB issued amendments for some of its requirements for hedge accounting in IFRS 9 Financial Instruments and IAS 39 Financial Instruments: Recognition and Measurement, as well as the related Standard on disclosures, IFRS 7 Financial Instruments: Disclosures in relation to Phase 1 of IBOR Reform and its Effects on Financial Reporting project. The amendments are effective from January 1, 2020. The amendments address issues affecting financial reporting in the period leading up to IBOR reform, are mandatory and apply to all hedging relationships directly affected by uncertainties related to IBOR reform. The amendments modify some specific hedge accounting requirements to provide relief from potential effects of the uncertainty caused by the IBOR reform in the following areas:

  the ‘highly probable’ requirement,

  prospective assessments,

  retrospective assessments (for IAS 39), and

  eligibility of risk components.

The adoption of the amendments did not have a material impact on the Group’s condensed consolidated interim financial statements.

7

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of Canadian dollars, unless otherwise noted.)	PERIODS ENDED MARCH 31, 2020 AND 2019 - (UNAUDITED)

New standards and interpretations not yet adopted

Classification of Liabilities as Current or Non-current (Amendments to IAS 1)

On January 23, 2020, the IASB issued amendments to IAS 1 Presentation of Financial Statements, to clarify the classification of liabilities as current or non-current. The amendments are effective for annual periods beginning on or after January 1, 2022. Early adoption is permitted. For the purposes of non-current classification, the amendments removed the requirement for a right to defer settlement or roll over of a liability for at least twelve months to be unconditional. Instead, such a right must have substance and exist at the end of the reporting period. The extent of the impact of adoption of the amendments has not yet been determined.

4.	Segment reporting

The Group operates within the transportation and logistics industry in the United States, Canada and Mexico in different reportable segments, as described below. The reportable segments are managed independently as they require different technology and capital resources. For each of the operating segments, the Group’s CEO reviews internal management reports. The following summary describes the operations in each of the Group’s reportable segments:

Package and Courier:	Pickup, transport and delivery of items across North America.
Less-Than-Truckload:	Pickup, consolidation, transport and delivery of smaller loads.
Truckload (a):	Full loads carried directly from the customer to the destination using a closed van or specialized equipment to meet customers’ specific needs. Includes expedited transportation, flatbed, tank, container and dedicated services.
Logistics (b):	Asset-light logistics services, including brokerage, freight forwarding and transportation management, as well as small package parcel delivery.
(a) The Truckload reporting segment represents the aggregation of the Canadian Conventional Truckload, U.S. Conventional Truckload, and Specialized Truckload operating segments. The aggregation of the segment was analyzed using management’s judgment in accordance with IFRS 8. The operating segments were determined to be similar with respect to the nature of services offered and the methods used to distribute their services, additionally, they have similar economic characteristics with respect to long-term expected gross margin, levels of capital invested and market place trends.
(b) Effective in the fourth quarter of fiscal 2019, the Group renamed the segment to Logistics from the previous reporting as Logistics and Last Mile. The composition of the segment remains unchanged.

Information regarding the results of each reportable segment is included below. Performance is measured based on segment operating income or loss. This measure is included in the internal management reports that are reviewed by the Group’s CEO and refers to “Operating income (loss)” in the consolidated statements of income. Segment’s operating income or loss is used to measure performance as management believes that such information is the most relevant in evaluating the results of certain segments relative to other entities that operate within these industries.

8

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of Canadian dollars, unless otherwise noted.)	PERIODS ENDED MARCH 31, 2020 AND 2019 - (UNAUDITED)

	Package	Less-
	and	Than-
	Courier	Truckload	Truckload	Logistics	Corporate	Eliminations	Total
Three months ended March 31, 2020
External revenue	138,355	178,223	528,712	267,366	-	-	1,112,656
External fuel surcharge	19,720	28,069	71,500	8,537	-	-	127,826
Inter-segment revenue and fuel surcharge	1,297	2,071	5,482	1,419	-	(10,269)	-
Total revenue	159,372	208,363	605,694	277,322	-	(10,269)	1,240,482
Operating income (loss)	15,504	17,681	63,004	25,957	(3,685)	-	118,461
Selected items:
Depreciation and amortization	8,360	17,012	62,223	10,311	396	-	98,302
Loss on sale of land and buildings	(2)	-	-	-	-	-	(2)
Gain (loss) on sale of assets held for sale	(2)	-	10,661	-	-	-	10,659
Bargain purchase gain	-	-	-	5,584	-	-	5,584
Intangible assets	246,674	242,129	1,150,187	354,416	4,473	-	1,997,879
Total assets	485,065	771,058	2,754,222	615,079	107,152	-	4,732,576
Total liabilities	152,753	295,398	583,926	189,298	1,643,853	-	2,865,228
Additions to property and equipment	12,270	8,003	15,549	338	106	-	36,266

Three months ended March 31, 2019*
External revenue	145,793	205,826	522,454	223,363	-	-	1,097,436
External fuel surcharge	19,650	32,798	72,570	8,363	-	-	133,381
Inter-segment revenue and fuel surcharge	1,285	2,273	5,511	927	-	(9,996)	-
Total revenue	166,728	240,897	600,535	232,653	-	(9,996)	1,230,817
Operating income (loss)	21,000	27,642	50,744	15,164	(9,633)	-	104,917
Selected items:
Depreciation and amortization	8,034	16,885	56,423	10,648	746	-	92,736
Gain on sale of assets held for sale	-	9,401	696	-	-	-	10,097
Intangible assets	247,249	252,223	1,121,473	319,461	3,348	-	1,943,754
Total assets	475,648	806,479	2,657,852	517,764	58,834	-	4,516,577
Total liabilities	162,588	358,875	524,198	168,190	1,818,915	-	3,032,766
Additions to property and equipment	3,587	7,222	40,712	240	415	-	52,176
(*) Recasted for changes in presentation (see note 18)

Geographical information

Revenue is attributed to geographical locations based on the origin of service’s location.

Total revenue	Package	Less-
	and	Than-
	Courier	Truckload	Truckload	Logistics	Eliminations	Total
Three months ended March 31, 2020
Canada	159,372	182,457	254,942	76,512	(8,823)	664,460
United States	-	25,906	350,752	195,518	(1,446)	570,730
Mexico	-	-	-	5,292	-	5,292
Total	159,372	208,363	605,694	277,322	(10,269)	1,240,482

Three months ended March 31, 2019
Canada	166,728	200,495	254,141	67,723	(9,803)	679,284
United States	-	40,402	346,394	160,075	(193)	546,678
Mexico	-	-	-	4,855	-	4,855
Total	166,728	240,897	600,535	232,653	(9,996)	1,230,817

9

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of Canadian dollars, unless otherwise noted.)	PERIODS ENDED MARCH 31, 2020 AND 2019 - (UNAUDITED)

Segment assets are based on the geographical location of the assets.

	As at	As at
	March 31,	December 31,
	2020	2019
Property and equipment, right-of-use assets and intangible assets
Canada	2,285,247	2,308,400
United States	1,605,611	1,518,877
Mexico	19,976	23,349
	3,910,834	3,850,626

5.	Business combinations

a)	Business combinations

In line with the Group’s growth strategy, the Group acquired one business during 2020, which was not considered material. The transaction was concluded in order to add density in the Group’s current network and further expand value-added services.

On March 2, 2020, the Group completed the acquisition of the courier service business of R.R. Donnelley & Sons Company. The purchase price for this business acquisition totalled $14.7 million, which has been paid in cash. The estimated fair value of the identifiable net assets acquired, including the fair value of the customer relationships acquired, exceeded the purchase price, resulting in an estimated bargain purchase gain of $5.6 million in the logistics segment.

If the Group acquired the business on January 1, 2020, as per management’s best estimates, the revenue and net income for this entity would have been $22.3 million and $0.6 million, respectively. In determining these estimated amounts, management assumed that the fair value adjustments that arose on the date of acquisition would have been the same had the acquisition occurred on January 1, 2020.

During 2020, transaction costs of nil have been expensed in other operating expenses in the consolidated statements of income in relation to the above-mentioned business acquisition.

10

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of Canadian dollars, unless otherwise noted.)	PERIODS ENDED MARCH 31, 2020 AND 2019 - (UNAUDITED)

As of the reporting date, the Group had not completed the purchase price allocation over the identifiable net assets and goodwill of the 2020 acquisition. Information to confirm fair value of certain assets and liabilities is still to be obtained for this acquisition. As the Group obtains more information, the allocation will be completed. The table below presents the purchase price allocation based on the best information available to the Group to date.

Identifiable assets acquired and liabilities assumed	Note	2020 *
Trade and other receivables		22,409
Inventoried supplies and prepaid expenses		228
Property and equipment	7	30
Right-of-use assets	8	5,017
Intangible assets	9	3,881
Other assets		290
Trade and other payables		(5,544)
Lease liabilities	12	(5,368)
Deferred tax liabilities		(1,864)
Total identifiable net assets		19,079
Total consideration transferred		14,646
Goodwill	9	1,151
Bargain purchase gain		(5,584)
Cash		14,646
Total consideration transferred		14,646
(*) Includes non-material adjustments to prior year's acquisitions

The trade receivables comprise gross amounts due of $22.4 million, of which $0.5 million was expected to be uncollectible at the acquisition date.

Of the goodwill and intangible assets acquired through business combinations in 2020, nil is deductible for tax purposes.

b)	Goodwill

The goodwill is attributable mainly to the premium of an established business operation with a good reputation in the transportation industry, and the synergies expected to be achieved from integrating the acquired entity into the Group’s existing business.

The goodwill arising in the above business combinations has been allocated to operating segments as indicated in the table below, which represents the lowest level at which goodwill is monitored internally.

Operating segment	Reportable segment	2020	*
Specialized Truckload	Truckload	927
Logistics	Logistics	224
		1,151
(*) Includes non-material adjustments to prior year's acquisitions

c)	Adjustment to the provisional amounts of prior year’s business combinations

The 2019 annual consolidated financial statements included details of the Group’s business combinations and set out provisional fair values relating to the consideration paid and net assets acquired of Schilli and various non-material acquisitions. These acquisitions were accounted for under the provisions of IFRS 3.

As required by IFRS 3, the provisional fair values have been reassessed in light of information obtained during the measurement period following the acquisition. Consequently, the fair value of certain assets acquired and liabilities assumed of Schilli and the non-material acquisitions have been adjusted in 2020. No material adjustments were required to the provisional fair values for these prior period’s business combinations, and have been included with the acquisition of 2020.

11

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of Canadian dollars, unless otherwise noted.)	PERIODS ENDED MARCH 31, 2020 AND 2019 - (UNAUDITED)

6.	Additional cash flow information

Net change in non-cash operating working capital

	Three months	Three months
	ended	ended
	Mar. 31, 2020	Mar. 31, 2019
Trade and other receivables	15,388	26,237
Inventoried supplies	1,846	206
Prepaid expenses	533	1,485
Trade and other payables	4,417	(2,302)
	22,184	25,626

7.	Property and equipment

	Land and	Rolling
	buildings	stock	Equipment	Total
Cost
Balance at December 31, 2019	400,909	1,645,986	162,735	2,209,630
Additions through business combinations	-	30	-	30
Other additions	2,033	27,702	6,531	36,266
Disposals	(231)	(37,812)	(5,642)	(43,685)
Reclassification to assets held for sale	(6)	(300)	-	(306)
Effect of movements in exchange rates	4,819	62,162	331	67,312
Balance at March 31, 2020	407,524	1,697,768	163,955	2,269,247

Depreciation
Balance at December 31, 2019	76,121	567,787	104,015	747,923
Depreciation for the period	2,712	50,941	3,437	57,090
Disposals	(228)	(30,403)	(5,614)	(36,245)
Reclassification to assets held for sale	-	(300)	-	(300)
Effect of movements in exchange rates	902	15,533	(373)	16,062
Balance at March 31, 2020	79,507	603,558	101,465	784,530

Net carrying amounts
At December 31, 2019	324,788	1,078,199	58,720	1,461,707
At March 31, 2020	328,017	1,094,210	62,490	1,484,717

As at March 31, 2020, $3.0 million is included in trade and other payables for the purchases of property and equipment (December 31, 2019 – $3.1 million).

12

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of Canadian dollars, unless otherwise noted.)	PERIODS ENDED MARCH 31, 2020 AND 2019 - (UNAUDITED)

8.	Right-of-use assets

	Land and	Rolling
	buildings	stock	Equipment	Total
Cost
Balance at December 31, 2019	558,627	213,120	2,389	774,136
Other additions	3,174	9,607	193	12,974
Additions through business combinations	3,120	1,897	-	5,017
Derecognition	(7,835)	(10,409)	-	(18,244)
Effect of movements in exchange rates	7,608	1,246	49	8,903
Balance at March 31, 2020	564,694	215,461	2,631	782,786

Depreciation
Balance at December 31, 2019	251,558	87,174	1,387	340,119
Depreciation	15,993	9,496	164	25,653
Derecognition	(4,665)	(10,182)	-	(14,847)
Effect of movements in exchange rates	3,005	597	21	3,623
Balance at March 31, 2020	265,891	87,085	1,572	354,548

Net carrying amounts
At December 31, 2019	307,069	125,946	1,002	434,017
At March 31, 2020	298,803	128,376	1,059	428,238

9.	Intangible assets

		Other intangible assets
				Non-
		Customer		compete	Information
	Goodwill	relationships	Trademarks	agreements	technology	Total
Cost
Balance at December 31, 2019	1,728,871	625,279	111,379	15,498	27,072	2,508,099
Additions through business combinations	1,151	4,808	(927)	-	-	5,032
Other additions	-	-	-	-	734	734
Extinguishments	-	-	-	(25)	(105)	(130)
Effect of movements in exchange rates	49,692	19,708	4,951	471	382	75,204
Balance at March 31, 2020	1,779,714	649,795	115,403	15,944	28,083	2,588,939

Amortization and impairment losses
Balance at December 31, 2019	190,780	285,430	52,186	5,806	18,995	553,197
Amortization for the period	-	12,551	1,684	694	630	15,559
Extinguishments	-	-	-	(25)	(105)	(130)
Effect of movements in exchange rates	9,780	10,251	2,024	169	210	22,434
Balance at March 31, 2020	200,560	308,232	55,894	6,644	19,730	591,060

Net carrying amounts
At December 31, 2019	1,538,091	339,849	59,193	9,692	8,077	1,954,902
At March 31, 2020	1,579,154	341,563	59,509	9,300	8,353	1,997,879

13

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of Canadian dollars, unless otherwise noted.)	PERIODS ENDED MARCH 31, 2020 AND 2019 - (UNAUDITED)

10.	Other assets

	As at	As at
	March 31,	December 31,
	2020	2019
Restricted cash	4,305	4,298
Security deposits	4,168	4,109
Investments in equity securities	2,828	1,391
Other	1,546	1,443
Promissory note	-	24,814
	12,847	36,055
Presented as :
Current other assets	-	24,814
Non-current other assets	12,847	11,241

11.	Long-term debt

	As at	As at
	March 31,	December 31,
	2020	2019
Non-current liabilities
Unsecured revolving facilities	376,799	590,259
Unsecured term loan	609,149	609,147
Unsecured debenture	198,955	198,900
Unsecured senior notes	210,840	194,820
Conditional sales contracts	95,265	97,914
	1,491,008	1,691,040

Current liabilities
Current portion of unsecured revolving facilities	-	11,970
Current portion of conditional sales contracts	40,891	41,677
	40,891	53,647

The table below summarizes changes to the long-term debt:

		Three months	Three months
		ended	ended
	Note	Mar. 31,2020	Mar. 31,2019
Balance at beginning of period		1,744,687	1,584,423
Transfer to lease liabilities		-	(9,164)
Proceeds		8,377	207,963
Business combinations	5	-	11,144
Net repayment including deferred financing fees		(265,122)	(98,703)
Accretion of deferred financing fees		367	575
Effect of movements in exchange rates		5,537	3,017
Effect of movements in exchange rates - OCI		38,053	(7,427)
Balance at end of period		1,531,899	1,691,828

The Group’s revolving facilities have $832.9 million availability at March 31, 2020 (December 31, 2019 - $605.1 million) and an additional $250 million credit available (C$245 million and US$5 million). The additional credit is available under certain conditions under the Group’s syndicated bank agreement.

14

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of Canadian dollars, unless otherwise noted.)	PERIODS ENDED MARCH 31, 2020 AND 2019 - (UNAUDITED)

12.	Lease liabilities

	As at	As at
	March 31,	December 31,
	2020	2019
Current portion of lease liabilities	102,521	99,133
Long-term portion of lease liabilities	353,021	362,709
	455,542	461,842

The table below summarizes changes to the lease liabilities:

		Three months	Three months
		ended	ended
	Note	Mar. 31, 2020	Mar. 31, 2019
Balance at beginning of period		461,842	-
Initial recognition on transition to IFRS 16 on January 1, 2019		-	483,458
Transfer of finance leases from long-term debt		-	9,164
Business combinations	5	5,368	9,732
Additions		12,974	-
Derecognition		(4,202)	(188)
Repayment		(26,227)	(23,752)
Effect of movements in exchange rates		5,787	336
Balance at end of period		455,542	478,750

Extension options

Some real estate leases contain extension options exercisable by the Group. Where practicable, the Group seeks to include extension options in new leases to provide operational flexibility. The Group assesses at the lease commencement date whether it is reasonably certain to exercise the extension options. The Group reassesses whether it is reasonably certain to exercise the options if there is a significant event or significant changes in circumstances within its control.

The lease liabilities include future lease payments of $48.4 million related to extension options that the Group is reasonably certain to exercise.

The Group has estimated that the potential future lease payments, should it exercise the remaining extension options, would result in an increase in lease liabilities of $471.7 million.

The Group does not have a significant exposure to termination options and penalties.

Contractual cash flows

The total contractual cash flow maturities of the Group’s lease liabilities are as follows:

As at March 31,
2020
Less than 1 year	117,967
Between 1 and 5 years	282,153
More than 5 years	116,945
517,064

15

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of Canadian dollars, unless otherwise noted.)	PERIODS ENDED MARCH 31, 2020 AND 2019 - (UNAUDITED)

13.	Provisions

	Self insurance	Other	Total
As at March 31, 2020
Current provisions	16,603	2,736	19,339
Non-current provisions	37,894	538	38,432
	54,497	3,274	57,771

As at December 31, 2019
Current provisions	21,961	1,760	23,721
Non-current provisions	28,936	315	29,251
	50,897	2,075	52,972

14.	Share capital

The Company is authorized to issue an unlimited number of common shares and preferred shares, issuable in series. Both common and preferred shares are without par value. All issued shares are fully paid.

During the first quarter of fiscal 2020, the Company completed an initial public offering on the New York Stock Exchange. The Company issued a total of 6,900,000 common shares, that were issued at a price of US $33.35 per share, the equivalent of CAD $44.20 per share based on the Bank of Canada exchange rate at the time of the transaction, for gross proceeds to the Company of US $230,115,000 (approximately CAD $305 million). The Company incurred share issuance costs of approximately $17.5 million of which $16.7 million were capitalised to share capital $0.8 million were recognized in the consolidated statement of income.

The following table summarizes the number of common shares issued:

(in number of shares)		Three months	Three months
		ended	ended
	Note	Mar. 31, 2020	Mar. 31, 2019
Balance, beginning of period		81,450,326	86,397,588
Repurchase and cancellation of own shares		(1,297,065)	(2,498,400)
Issuance of shares		6,900,000	-
Stock options exercised	16	72,623	469,969
Balance, end of period		87,125,884	84,369,157

The following table summarizes the share capital issued and fully paid:

	Three months	Three months
	ended	ended
	Mar. 31, 2020	Mar. 31, 2019
Balance, beginning of period	680,233	704,510
Issuance of shares, net of expenses	288,475	-
Repurchase and cancellation of own shares	(13,989)	(20,374)
Cash consideration of stock options exercised	1,109	4,390
Ascribed value credited to share capital on stock options exercised	254	1,320
Issuance of shares on settlement of RSUs	-	15
Balance, end of period	956,082	689,861

Pursuant to the normal course issuer bid (“NCIB”) which began on October 2, 2019 and expiring on October 1, 2020, the Company is authorized to repurchase for cancellation up to a maximum of 7,000,000 of its common shares under certain conditions. As at March 31, 2020, and since the inception of this NCIB, the Company has repurchased and cancelled 1,976,165 common shares.

16

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of Canadian dollars, unless otherwise noted.)	PERIODS ENDED MARCH 31, 2020 AND 2019 - (UNAUDITED)

During the three months ended March 31, 2020, the Company repurchased 1,297,065 common shares at a weighted average price of $33.74 per share for a total purchase price of $43.8 million relating to the NCIB. During the three months ended March 31, 2019, the Company repurchased 2,498,400 common shares at a weighted average price of $38.66 per share for a total purchase price of $96.6 million relating to a previous NCIB. The excess of the purchase price paid over the carrying value of the shares repurchased in the amount of $29.8 million (2019 – $76.2 million) was charged to retained earnings as share repurchase premium.

15.	Earnings per share

Basic earnings per share

The basic earnings per share and the weighted average number of common shares outstanding have been calculated as follows:

(in thousands of dollars and number of shares)	Three months	Three months
	ended	ended
	Mar. 31, 2020	Mar. 31, 2019
Net income attributable to owners of the Company	75,760	65,103
Issued common shares, beginning of period	81,450,326	86,397,588
Effect of stock options exercised	10,413	113,746
Effect of share issuance	3,450,000	-
Effect of repurchase of own shares	(252,840)	(1,337,311)
Weighted average number of common shares	84,657,899	85,174,023

Earnings per share – basic (in dollars)	0.89	0.76

Diluted earnings per share

The diluted earnings per share and the weighted average number of common shares outstanding after adjustment for the effects of all dilutive common shares have been calculated as follows:

(in thousands of dollars and number of shares)	Three months	Three months
	ended	ended
	Mar. 31, 2020	Mar. 31, 2019
Net income attributable to owners of the Company	75,760	65,103
Weighted average number of common shares	84,657,899	85,174,023
Dilutive effect:
Stock options and restricted share units	1,598,477	2,316,949
Weighted average number of diluted common shares	86,256,376	87,490,972

Earnings per share - diluted (in dollars)	0.88	0.74

As at March 31, 2020, 871,596 stock options were excluded from the calculation of diluted earnings per share (2019 – nil) as these options were deemed to be anti-dilutive.

The average market value of the Company’s shares for purposes of calculating the dilutive effect of stock options was based on quoted market prices for the period during which the options were outstanding.

17

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of Canadian dollars, unless otherwise noted.)	PERIODS ENDED MARCH 31, 2020 AND 2019 - (UNAUDITED)

16.	Share-based payment arrangements

Stock option plan (equity-settled)

The Company offers a stock option plan for the benefit of certain of its employees. The maximum number of shares that can be issued upon the exercise of options granted under the current 2012 stock option plan is 5,979,201. Each stock option entitles its holder to receive one common share upon exercise. The exercise price payable for each option is determined by the Board of Directors at the date of grant, and may not be less than the volume weighted average trading price of the Company’s shares for the last five trading days immediately preceding the grant date. The options vest in equal installments over three years and the expense is recognized following the accelerated method as each installment is fair valued separately and recorded over the respective vesting periods. The table below summarizes the changes in the outstanding stock options:

(in thousands of options and in dollars)		Three months		Three months
		ended		ended
		Mar. 31, 2020		Mar. 31, 2019
	Number	Weighted	Number	Weighted
	of	average	of	average
	options	exercise price	options	exercise price
Balance, beginning of period	4,422	26.82	5,031	21.01
Granted	-	-	909	40.36
Exercised	(73)	15.27	(470)	9.34
Forfeited	(3)	40.36	(12)	29.22
Balance, end of period	4,346	27.00	5,458	25.22

Options exercisable, end of period	3,571	24.67	3,712	20.74

The following table summarizes information about stock options outstanding and exercisable at March 31, 2020:

(in thousands of options and in dollars)	Options outstanding		Options
			exercisable
		Weighted
		average
	Number	remaining	Number
	of	contractual life	of
Exercise prices	options	(in years)	options
9.46	510	0.3	510
20.18	488	0.3	488
24.93	595	2.3	595
24.64	741	3.3	741
25.14	267	1.3	267
29.92	570	4.9	374
35.02	306	3.9	306
40.36	869	5.9	290
	4,346	3.1	3,571

Of the options outstanding at March 31, 2020, a total of 3,390,098 (December 31, 2019 – 3,463,098) are held by key management personnel.

The weighted average share price at the date of exercise for stock options exercised in the three months ended March 31, 2020 was $33.57 (2019 – $42.14).

For the three months ended March 31, 2020, the Group recognized a compensation expense of $0.7 million (2019 – $0.9 million) with a corresponding increase to contributed surplus.

No stock options were granted in Q1-2020 under the Company’s stock option plan.

18

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of Canadian dollars, unless otherwise noted.)	PERIODS ENDED MARCH 31, 2020 AND 2019 - (UNAUDITED)

Deferred share unit plan for board members (cash-settled)

The Company offers a deferred share unit (“DSU”) plan for its board members. Under this plan, board members may elect to receive cash, DSUs or a combination of both for their compensation. The following table provides the number of DSUs related to this plan:

(in units)	Three months	Three months
	ended	ended
	Mar. 31, 2020	Mar. 31, 2019
Balance, beginning of period	348,031	306,042
Board members compensation	11,721	8,591
Dividends paid in units	2,039	1,979
Balance, end of period	361,791	316,612

For the three months ended March 31, 2020, the Group recognized, as a result of DSUs, a compensation expense of $0.4 million (2019 -$0.4 million) with a corresponding increase to trade and other payables. In addition, in personnel expenses, the Group recognized a mark-to-market gain on DSUs of $5.3 million for the three months ended March 31, 2020 (2019 – loss of $1.3 million).

As at March 31, 2020, the total carrying amount of liabilities for cash-settled arrangements recorded in trade and other payables amounted to $10.2 million (December 31, 2019 - $15.5 million).

Performance contingent restricted share unit and performance share unit plans (equity-settled)

The Company offers an equity incentive plan for the benefit of senior employees of the Group. In February 2020, upon the recommendation of the Human Resources and Compensation Committee, the Board approved the following changes to the long-term incentive plan (“LTIP”) policy for designated eligible participants in 2020 and future years. Each participant’s annual LTIP allocation will be split in two equally weighted awards of performance share units (“PSUs”) and of restricted share units (‘’RSUs’’). The PSUs are subject to both performance and time cliff vesting conditions on the third anniversary of the award whereas the RSUs will only be subject to a time cliff vesting condition on the third anniversary of the award. The performance conditions attached to the PSUs will be equally weighted between absolute earnings before interest and income tax objective and relative total shareholder return (“TSR”). For purposes of the relative TSR portion, there are two equally weighted comparisons: the first portion is compared against the TSR of a group of transportation industry peers and the second portion is compared against the S&P/TSX60 index.

Restricted share units

On February 7, 2020, the Company granted a total of 145,218 RSUs under the Company’s equity incentive plan of which 95,358 were granted to key management personnel, at that date. The fair value of the RSUs is determined to be the share price fair value at the date of the grant and is recognized as a share-based compensation expense, through contributed surplus, over the vesting period. The fair value of the RSUs granted was $43.12 per unit.

The table below summarizes changes to the outstanding RSUs:

(in thousands of RSUs and in dollars)		Three months		Three months
		ended		ended
		Mar. 31, 2020		Mar. 31, 2019
		Weighted		Weighted
	Number	average	Number	average
	of	exercise	of	exercise
	RSUs	price	RSUs	price
Balance, beginning of period	239	36.44	147	31.84
Granted	145	43.12	153	40.36
Reinvested	1	36.44	1	31.87
Settled	-	-	(1)	28.10
Forfeited	-	-	(2)	36.23
Balance, end of period	385	38.95	298	36.20

19

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of Canadian dollars, unless otherwise noted.)	PERIODS ENDED MARCH 31, 2020 AND 2019 - (UNAUDITED)

The following table summarizes information about RSUs outstanding and exercisable as at March 31, 2020:

(in thousands of RSUs and in dollars)
	RSUs outstanding
		Remaining
	Number of	contractual life
Exercise prices	RSUs	(in years)
29.92	90	0.8
40.36	150	1.8
43.12	145	2.9
	385	2.0

For the three months ended March 31, 2020, the Group recognized, as a result of RSUs, a compensation expense of $1.1 million (2019 -$1.1 million) with a corresponding increase to contributed surplus.

Of the RSUs outstanding at March 31, 2020, a total of 252,246 (December 31, 2019 – 155,974) are held by key management personnel.

Performance share units

On February 7, 2020, the Company granted a total of 145,218 PSUs under the Company’s equity incentive plan of which 95,358 were granted to key management personnel, at that date. The fair value of the PSUs is determined to be the share price fair value at the date of the grant and is recognized as a share-based compensation expense, through contributed surplus, over the vesting period. The fair value of the PSUs granted was $43.12 per unit.

The table below summarizes changes to the outstanding PSUs:

(in thousands of PSUs and in dollars)		Three months
ended
Mar. 31, 2020
Weighted
	Number	average
	of	exercise
	PSUs	price
Balance, beginning of period	-	-
Granted	145	43.12
Balance, end of period	145	43.12

The following table summarizes information about PSUs outstanding and exercisable as at March 31, 2020:

(in thousands of PSUs and in dollars)
	PSUs outstanding
		Remaining
	Number of	contractual life
Exercise prices	PSUs	(in years)
43.12	145	2.8
	145	2.8

For the three months ended March 31, 2020, the Group recognized, as a result of PSUs, a compensation expense of $0.4 million with a corresponding increase to contributed surplus.

Of the PSUs outstanding at March 31, 2020, a total of 95,358 are held by key management personnel.

20

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of Canadian dollars, unless otherwise noted.)	PERIODS ENDED MARCH 31, 2020 AND 2019 - (UNAUDITED)

17.	Materials and services expenses

The Group’s materials and services expenses are primarily costs related to independent contractors and vehicle operation: vehicle operation expenses, primarily fuel, repairs and maintenance, insurance, permits and operating supplies.

	Three months	Three months
	ended	ended
	Mar. 31, 2020	Mar. 31, 2019
Independent contractors	490,741	476,966
Vehicle operation expenses	187,142	201,525
	677,883	678,491

18.	Finance income and finance costs

Recognized in income or loss:

(Income) costs	Three months	Three months
	ended	ended
	Mar. 31, 2020	Mar. 31, 2019*
Interest expense on long-term debt	15,449	14,043
Interest expense on lease liabilities	4,267	4,728
Interest income and accretion on promissory note	(602)	(706)
Net change in fair value and accretion expense of contingent considerations	68	83
Net foreign exchange gain	(1,650)	(728)
Net change in fair value of foreign exchange derivatives	-	(18)
Net change in fair value of interest rate derivatives	668	-
Other financial expenses	1,002	1,724
Net finance costs	19,202	19,126
Presented as:
Finance income	(2,252)	(1,452)
Finance costs	21,454	20,578
(*) Effective January 1, 2020, the Group presents mark-to-market (gain) loss on DSUs in personnel expenses. Therefore, $1.3 million loss on mark-to-market on DSUs for the three months ended March 31, 2019 has been recasted to adhere to the newly adopted presentation.

19.	Income tax expense

Income tax recognized in income or loss:

	Three months	Three months
	ended	ended
	Mar. 31, 2020	Mar. 31, 2019
Current tax expense
Current period	25,030	23,225
Adjustment for prior periods	383	-
	25,413	23,225
Deferred tax expense (recovery)
Origination and reversal of temporary differences	(1,079)	(2,542)
Variation in tax rate	(95)	(104)
Adjustment for prior periods	(740)	109
	(1,914)	(2,537)
Income tax expense	23,499	20,688

21

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of Canadian dollars, unless otherwise noted.)	PERIODS ENDED MARCH 31, 2020 AND 2019 - (UNAUDITED)

Reconciliation of effective tax rate:

		Three months		Three months
		ended		ended
		Mar. 31, 2020		Mar. 31, 2019
Income before income tax		99,259		85,791
Income tax using the Company’s statutory tax rate	26.5%	26,304	26.7%	22,906
Increase (decrease) resulting from:
Rate differential between jurisdictions	(3.3%)	(3,245)	(3.5%)	(2,995)
Variation in tax rate	(0.1%)	(95)	(0.1%)	(104)
Non-deductible expenses	1.7%	1,649	1.1%	953
Tax exempt income	(2.8%)	(2,773)	(1.6%)	(1,409)
Adjustment for prior periods	(0.4%)	(357)	0.1%	109
Others	2.0%	2,016	1.4%	1,228
	23.6%	23,499	24.1%	20,688

On December 22, 2017, the President of the United States signed into law the Tax Cuts and Jobs Act (“U.S. Tax Reform”). The U.S. Tax Reform reduces the U.S. federal corporate income tax rate from 35% to 21%, effective as of January 1, 2018. The U.S. Tax Reform also allows for immediate capital expensing of new investments in certain qualified depreciable assets made after September 27, 2017, which will be phased down starting in year 2023.

The U.S. Tax Reform introduces other important changes to U.S. corporate income tax laws that may significantly affect the Group in future years including the creation of a new Base Erosion Anti-abuse Tax (BEAT) that subjects certain payments from U.S. corporations to foreign related parties to additional taxes, and limitations to the deduction for net interest expense incurred by U.S. corporations. Future regulations and interpretations to be issued by U.S. authorities may also impact the Group’s estimates and assumptions used in calculating its income tax provisions. On April 7, 2020, the U.S. Treasury Department issued Treasury Regulations, interpretive guidance clarifying the U.S. Tax Reform Bill. As anticipated, a tax benefit relating to 2019 and Q1 2020 will be disallowed, resulting in an estimated tax expense of $11.9 million to be recognized in Q2 2020. Included in this tax expense is $1.7 million that was recorded in Q1 2020.

20.	Financial instruments

Derivative financial instruments designated as effective cash flow hedge instruments' fair values were as follows:

	As at	As at
	March 31, 2020	December 31, 2019
Current assets
Interest rate derivatives	-	39
Current liabilities
Interest rate derivatives	2,777	843
Non-current liabilities
Interest rate derivatives	3,307	888

During Q1-2020, one hedging relationship ended due to the repayment of the hedged item. As at March 31, 2020, a fair value of 0.7M$ of interest rate derivative current liabilities were not designated as cash flow hedge instruments. At March 31, 2020, the Group has US$200 million interest rate swaps that hedge variable interest debt set using the 30-day Libor rate (December 31 2019 – US$325 million).

a)	Interest rate risk

The Company’s intention is to minimize its exposure to changes in interest rates by maintaining a significant portion of fixed-rate interest-bearing long-term debt. This is achieved by entering into interest rate swaps.

22

TFI International Inc.	NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Tabular amounts in thousands of Canadian dollars, unless otherwise noted.)	PERIODS ENDED MARCH 31, 2020 AND 2019 - (UNAUDITED)

The Group’s interest rate derivatives are as follows:

	As at March 31, 2020					As at December 31, 2019
		Notional		Notional			Notional		Notional
	Average	Contract	Average	Contract	Fair	Average	Contract	Average	Contract	Fair
	B.A.	Amount	Libor	Amount	value	B.A.	Amount	Libor	Amount	value
	rate	CDN$	rate	US$	CDN$	rate	CDN$	rate	US$	CDN$
Coverage period:
Less than 1 year	-	-	1.88%	181,250	(3,444)	0.99%	75,000	1.90%	293,750	(804)
1 to 2 years	-	-	1.92%	100,000	(2,204)	-	-	1.92%	100,000	(444)
2 to 3 years	-	-	1.92%	50,000	(1,103)	-	-	1.92%	100,000	(444)
Liability					(6,751)					(1,692)
Presented as:
Current assets					-					39
Current liabilities					(3,444)					(843)
Non-current liabilities					(3,307)					(888)

21.	Contingencies, letters of credit and other commitments

a)	Contingencies

There are pending operational and personnel related claims against the Group. The Group has accrued $2.7 million for claim settlements that are presented in long-term provisions on the consolidated statements of financial position (December 31, 2019 –$2.6 million in long-term provisions). In the opinion of management, these claims are adequately provided for and settlement should not have a significant impact on the Group’s financial position or results of operations.

b)	Letters of credit

As at March 31, 2020, the Group had $42.6 million of outstanding letters of credit (December 31, 2019 - $41.7 million).

c)	Other commitments

As at March 31, 2020, the Group had $89.0 million of purchase commitments (December 31, 2019 – $35.2 million) and $40.7 million of purchase orders for leases that the Group intends to enter into and that are expected to materialize within a year (December 31, 2019 – $12.0 million).

22.	Subsequent events

In March 2020, the COVID-19 outbreak has been declared a pandemic by the World Health Organization. The situation is dynamic and the ultimate duration and magnitude of the impact on the economy and the financial effect on the Company, if any, is not known at this time.

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